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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Latest Developments

Semiconductor Manufacturing International Corporation (the “Company”) today announced that, in order to keep the public informed of the Company’s latest developments, it is currently in relatively advanced negotiations with a strategic investor in respect of a proposed investment in the Company through the subscription by such investor of shares and/or convertible instruments in the Company (“Strategic Investment”), resulting in the possible acquisition by such investor of a significant stake in the issued share capital of the Company.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (the “Company”) today announced that, in order to keep the public informed of the Company’s latest developments, the Company is currently in relatively advanced negotiations with a strategic investor in respect of a proposed investment in the Company through the subscription by such investor of shares and/or convertible instruments in the Company (“Strategic Investment”), resulting in the possible acquisition by such investor of a significant stake in the issued share capital of the Company. The Strategic Investment may also involve representation of such investor on the Company’s board of directors, subject to applicable laws and regulations. The terms of the Strategic Investment is still under negotiation and to-date, no binding agreement has been entered into by the Company and there is no assurance that any definitive agreement can be entered into by the parties.

In addition, the directors of the Company are, as always, also looking at other strategic and/or other opportunities to enhance shareholder value for the Company. No decision has been made about any resulting transaction. There is no certainty that any such opportunity will or will not result in any transaction by or involving the Company or its subsidiaries.

The Company has also been advised by certain members of the management of the Company that they may be interested in purchasing shares of the Company in the open market if appropriate conditions exist and subject to compliance with applicable laws and regulations. Relevant disclosures, if necessary, will be made under any applicable laws and regulations.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

24 March, 2008

• For identification only